Exhibit 99.1

Sierra Metals Confirms Northern Extension of the Bolivar Northwest Orebody Containing an Average Grade of 1.37% Copper and an Average True Width of 8.1 Meters at the Bolivar Mine, Mexico

TSX: SMT
BVL: SMT
NYSE AMERICAN: SMTS

  12 drill holes have been executed in the area where a Titan 24 program identified geophysical anomalies
  Drilling identified a new wide high-grade copper structure which extends the continuity of the Bolivar Northwest structure by an additional 400 meters
  Average grade of intercepts is 1.37% copper with an average true width of 8.1 meters
  The new extension discovery was not included in the recent Mineral Resource update due to a cut off date for drilling of October 2017 and should be incremental to future mineral resource updates. Sierra metals has an aggressive exploration program at all three Mines

Drill hole highlights include:

Hole No.	EqCu (%)	Ag (g/t)	Cu (%)	Zn (%)	Au (g/t)	Width
DB17B602	3.02	38	2.06	0.41	0.46	over 18 meters
DB17B613	2.58	17	2.38	0.04	0.00	over 14 meters
DB17B631	1.66	25	1.37	0.04	0.00	over 8 meters

TORONTO, June 6, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today announces results of an infill drilling program evaluating the continuity and characteristics of geophysical anomalies that were previously tested as part of a recent Titan 24 Geophysical Survey and deemed high value targets at the Bolivar Property, Chihuahua, Mexico. The Bolivar Property is situated within the Piedras Verdes Mining District, which is located within the major north-northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in northwestern Mexico.

Drilling has identified and defined a new zone named Cieneguita which is an extension of the Bolivar Northwest structure and is situated in close proximity to the Bolivar Northwest zone with similar characteristics.

Alonso Lujan, Vice President of Exploration stated: "The Titan 24 areas we tested demonstrated an excellent relationship between chargeability and the structures.  Based on those results, the Company has completed a successful infill drilling program on those previously tested areas, which resulted in a new structure being defined which demonstrates the continuity of the previously defined wide high-grade copper structures. The potential for further extensions to the North of the Cieneguita zone remain open and there is strong evidence of further high priority geological and geophysical anomalies."

Igor Gonzales, President and CEO of Sierra Metals commented: "Brownfield exploration remains a key part of Sierra Metals' growth plan, and the discovery of a new structure at Bolivar helps to support further growth and development at the Bolivar Mine and supports the Company's overall growth plans in Mexico."

TABLE 1

Hole No	From	To	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	EqCu (%)
DB17B602	349.70	368.30	18.6	0.46	38	2.06	0.41	3.02
DB17B610	393.25	397.75	4.50	0.00	23	1.60	0.45	2.06
DB17B613	393.35	408.00	14.65	0.00	17	2.38	0.04	2.58
DB17B622	289.60	296.58	6.98	0.00	0	0.00	0.00	0.00
DB17B623	416.75	418.20	1.45	0.00	15	0.54	1.33	1.33
DB17B624	323.90	325.80	1.90	0.00	25	0.91	0.02	1.19
DB17B628	381.00	386.05	5.05	0.25	13	1.11	0.02	1.44
DB17B631	357.00	365.40	8.40	0.00	25	1.37	0.04	1.64
DB17B632	361.35	378.80	17.45	0.23	18	0.94	0.03	1.31
DB17B633	255.30	261.30	6.00	0.00	11	0.95	0.02	1.07
DB17B634	452.85	457.15	4.30	0.00	7	0.75	0.04	0.82
DB17B642	443.15	451.00	7.85	0.00	5	0.94	0.02	0.99

Figure 1 is a geological map of the Bolivar Mine.  Figure 2 shows a Longitudinal Section at the Bolivar Structure. Figure 3 is a Schematic orebody of Bolivar Structure.

Figure 1- Geological map of the Bolivar Mine (CNW Group/Sierra Metals Inc.)

Figure 2- Longitudinal Section Bolivar Northwest Structure (CNW Group/Sierra Metals Inc.)

Figure 3- Schematic Orebody of Bolivar Northwest Structure (CNW Group/Sierra Metals Inc.)

Quality Control

All samples were dried, crushed and pulverized by the Chemex Lab (Chihuahua), pulp samples were shipped to the Chemex Lab in Vancouver Canada.

The quality assurance-quality control (QA-QC) program employed by Sierra Metals has been described in detail in the NI-43-101 report for Bolivar dated December 2016, prepared by SRK Consulting in Denver, which is available for review on Sedar. Standards and blanks are inserted into the sample stream and duplicate samples are sent to the Chemex lab in Chihuahua as per internal quality control procedures.

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Américo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 06-JUN-18